EXHIBIT 19
EMCOR GROUP, INC.

AMENDED AND RESTATED
INSIDER TRADING POLICY

December 18, 2024

This Amended and Restated Insider Trading Policy (this “policy”) applies to all officers, directors and employees of EMCOR Group, Inc. and its subsidiaries (the “Company”), as well as any consultants or contractors designated from time to time by the Company. This policy is designed to prevent insider trading or allegations of insider trading, and to protect the Company’s reputation for integrity and ethical conduct. It is your obligation to understand and comply with this policy. Should you have any questions regarding this policy, please contact the Company’s General Counsel at [***].

BACKGROUND

EMCOR Group, Inc.’s Board of Directors has adopted this Insider Trading Policy for our directors, officers, and employees with respect to the trading of the Company’s securities, as well as the securities of publicly traded companies with whom we have existing or potential business relationships.

While this policy focuses on trading by individuals and entities with relationships to the Company, the Company also seeks to comply with all applicable laws when it transacts in its own securities. The Company strives to avoid engaging in transactions in respect of Company securities, or adopting any securities repurchase plans, when it is in possession of material non-public information concerning itself, other than in compliance with applicable law.

Federal and state securities laws restrict the purchase or sale of a company’s securities by persons who are aware of material information about that company that is not generally known or available to the public. These laws also prohibit persons who are aware of such material nonpublic information from disclosing this information to others who may trade. Companies and their controlling persons are also subject to liability if they fail to take reasonable steps to prevent insider trading by company personnel.

The breadth of activities that constitute illegal insider trading and the consequences can be severe. The U.S. Securities and Exchange Commission (the “SEC”), the Financial Regulatory Authority and the New York Stock Exchange investigate and are very effective at detecting insider trading. These regulatory authorities, together with the U.S. Attorneys, pursue insider trading violations vigorously. Cases have been successfully prosecuted against trading by employees through foreign accounts, trading by family members and friends, and trading involving only a small number of shares.

PENALTIES FOR NONCOMPLIANCE

Civil and Criminal Penalties. Potential penalties for insider trading violations include
(1) imprisonment for up to 20 years, (2) criminal fines of up to $5 million, and (3) civil fines of up to three times the profit gained or loss avoided.

Controlling Person Liability. If the Company fails to take appropriate steps to prevent illegal insider trading, the Company may have “controlling person” liability for a trading violation, with civil penalties of up to the greater of $1 million and three times the profit gained or loss avoided, as well as criminal penalties of up to $25 million. The civil penalties can extend personal liability to the Company’s directors, officers, and other supervisory personnel if they fail to take appropriate steps to prevent insider trading.

Company Sanctions. Failure to comply with this policy may also subject you to Company-imposed sanctions, including dismissal for cause, whether or not your failure to comply with this policy results in a violation of law.

SCOPE OF POLICY

Persons Covered. As a director, officer, or employee of the Company, this policy applies to you. The same restrictions that apply to you apply to your family members who reside with you, anyone else who lives in your household, any family members who do not live in your household but whose transactions in Company securities are directed by you or are subject to your influence or control (such as parents, children or siblings who consult with you before they trade in Company securities), any person to whom you have disclosed material nonpublic information and any family trust, family partnership or other entity that you or any person described in this paragraph control. You are responsible for making sure that any transaction of any security covered by this policy by any such person complies with this policy and for informing them of this policy. The Company may also determine that this policy will apply to specified consultants and contractors.

Securities Covered. The prohibition on insider trading in this policy is not limited to trading in the Company’s securities. It includes trading in the securities of other firms, such as customers or suppliers of the Company and those with which the Company may be negotiating major transactions, such as an acquisition, investment or sale. Information that is not material to the Company may nevertheless be material to one of those other firms.

Transactions Covered. Trading includes purchases and sales of stock, derivative securities such as put and call options and convertible debentures or preferred stock, and debt securities (debentures, bonds and notes). Trading also includes certain transactions under Company benefit plans as described below.
Transactions under Company Benefit Plans. This policy does not apply to transactions under Company benefit plans, except as noted below:

•Stock Option Exercises. This policy’s trading restrictions generally do not apply to the exercise of a stock option nor do they apply to the cashless exercise of an option through the Company. The trading restrictions do apply, however, to any sale of the underlying stock or to a cashless exercise of the option through a broker, as this entails selling a portion of the underlying stock to cover the costs of exercise.

•Restricted Stock Awards/Units. This policy’s trading restrictions do not apply to the vesting of restricted stock or restricted stock units, or the exercise of a right to have the Company withhold shares to satisfy tax withholding consequences of vesting. This policy would apply, however, to any sale of any shares received.

•Employee Stock Purchase Plan. This policy’s trading restrictions do not apply to periodic purchases under a Company employee stock purchase plan that are made as a result of an election made at the beginning of the purchase period. The policy would apply, however, to an initial decision to participate in the plan or a decision to increase the level of contribution in a subsequent purchase period. It would also apply to any sales of shares purchased under the plan.

•401(k) Plan. This policy’s trading restrictions do not apply to purchases of securities in the Company’s 401(k) plan as a result of periodic contributions made pursuant to payroll deductions.

Transactions Not Covered. The following transactions are not subject to this policy:

•Transactions in mutual funds, exchange-traded funds, index funds or other “broad basket” funds that own or hold the Company’s securities as one of many investments are not subject to this policy.
•Bona fide gifts of securities are not subject to this policy unless (i) the person making the gift has reason to believe that the recipient intends to sell the securities at a time when the person making the gift (or a family member or other related person or entity covered by this policy) would be prohibited from doing so, or (ii) the person making the gift is subject to the trading restrictions specified below under the heading “Window and Pre-Clearance Procedures.”

STATEMENT OF POLICY

No trading on Inside Information. You may not trade in the securities of the Company, directly or through family members or other persons or entities, if you are aware of material nonpublic information relating to the Company. Similarly, you may not trade in the securities of any other company if you are aware of material nonpublic information about that company which you obtained in the course of your employment with, or the performance of services on behalf of, the Company.

No Tipping. You may not pass material nonpublic information on to others or recommend to anyone the purchase or sale of any securities when you are aware of such information. This practice, known as “tipping,” also violates the securities laws and can result in the same civil and criminal penalties that apply to insider trading, even though you did not trade and did not gain any benefit from another’s trading.

No Exception for Hardship. The existence of a personal financial emergency does not excuse you from compliance with this policy.

Window and Pre-Clearance Procedures. To help prevent inadvertent violations of the federal securities laws and to avoid even the appearance of trading on the basis of inside information, officers, directors and specified employees of the Company may only trade during certain "window" periods as described in the addendum to this policy. The Company will notify those individuals who are subject to the addendum. The addendum generally prohibits persons and entities covered by it from trading in the Company’s securities, except during the trading windows specified in the addendum. Persons subject to the addendum must also pre-clear all transactions in the Company’s securities with the Company’s General Counsel.

EXCEPTIONS FOR TRADES MADE PURSUANT TO CERTAIN TRADING PLANS

If you know in advance that you want to trade in Company securities, the Company may authorize trades that are made pursuant to a plan that complies with the requirements of Rule 10b5-1 (a “Rule 10b5-1 Plan”). (Such authorization is part of the Company’s compliance program; it does not constitute personal, financial or legal advice.) It is the sole responsibility of the person establishing the Rule 10b5-1 Plan to ensure that such plan complies with all applicable regulations and requirements.
Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) provides an affirmative defense to liability for insider trading. When an insider (i.e., a director, officer, or employee of a company, and which may include others who have material information about a company) enters into a binding contract, instruction or written plan for the purchase or sale of securities, at a time when the insider does not possess material nonpublic information, the insider is afforded an affirmative defense against a later claim that the insider traded those securities at a time the insider was aware of (and consequently traded on the basis of) material nonpublic information, if the purchase or sale occurs pursuant to the contract, instruction or plan. The contract, instruction or plan must either:
•expressly specify the amount, price and timing of trades, or delegate discretion on these matters to an independent third party; or
•include a written formula or algorithm, or computer program, for determining amounts, prices and dates of trades;

and must not permit the person to exercise any subsequent influence over how, when or whether to affect purchases or sales; provided, in addition, that any other person who does exercise such influence is not aware of the material nonpublic information when doing so.
A purchase or sale under Rule 10b5-1 is not protected from liability if the insider alters or deviates from the trading plan (whether by changing the amount, price or timing of the purchase or sale), or enters into or alters a corresponding or hedging transaction or position with respect to those securities.
Rule 10b5-1 Plans must comply with all disclosure, reporting and other requirements under federal and state securities laws. Additionally, the Company may require that Rule 10b5-1 Plans include additional safeguards for the benefit of the Company. Any document intended to qualify as a Rule 10b5-1 Plan must adhere to the requirements of Rule 10b5-1, including the restrictions set forth below, and such document (including any amendments, modifications, suspensions or terminations thereof) must be reviewed and approved by the Company’s General Counsel in advance of adoption, amendment, modification, suspension or termination.

Good Faith Requirement. Rule 10b5-1 requires that plans be entered into in good faith and that the individual continue to act in good faith with respect to the plan after adoption.

Cooling-Off Period After Plan Adoption, Modification and Termination. Any Rule 10b5-1 Plan must include a cooling-off period between your entry into the Rule 10b5-1 Plan and the first possible transaction under the plan. The cooling-off period is required by law and is designed to minimize the risk that a claim will be made that you were aware of material nonpublic information when you entered into the Rule 10b5-1 Plan. If you are a director or officer subject to Section 16 of the Exchange Act (“Section 16 executive officer”), the cooling-off period must expire no earlier than the later of (i) 90 days following adoption of the plan or (ii) two business days after the filing of the Company’s Form 10-K or Form 10-Q that includes financial results for the quarter during which the plan was adopted, subject to a maximum cooling-off period of 120 days after adoption of the plan. If you are not a director or Section 16 executive officer, the cooling-off period must be at least 30 days after adoption of the plan. In addition, in the event of any modification or change to the amount, price or timing of a trade under a Rule 10b5-1 Plan, a new cooling-off period as described above will be required between such modification or change and the first possible transaction under such revised plan or any new plan.

No Multiple Overlapping Plans. No person entering into a Rule 10b5-1 Plan may have a separate Rule 10b5-1 Plan outstanding, except a person may (i) use multiple brokers to effect transactions that, when taken together, satisfy Rule 10b5-1, (ii) maintain one later-commencing Rule 10b5-1 Plan so long as transactions under the later-commencing plan cannot begin until after all transactions under the earlier-commencing plan have been completed or expire without completion and the applicable cooling-off period is satisfied, whereby the termination date of the earlier-commencing plan is deemed to be the date of adoption of the later-commencing plan for purposes of calculating such cooling-off period, or (iii) adopt one or more additional plans that allow only sales that are necessary to satisfy tax withholding obligations that arise from the vesting of a compensatory award and such person does not exercise control over the timing of such sales (i.e., “sell-to-cover transactions”).

Limitation on Single Trade Plans. No person may adopt a Rule 10b5-1 Plan that contemplates only a single transaction if such person had adopted a plan contemplating only a single transaction within the prior 12 months, except that such limitation is not applicable to plans contemplating a sell-to-cover transaction.

Representation in the Plan. Directors and Section 16 executive officers must include a representation in each Rule 10b5-1 Plan certifying that, on the date of adoption of the plan, such director or Section 16 executive officer is not aware of material nonpublic information about the Company or its securities and such director or executive officer is adopting the Rule 10b5-1 Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Exchange Act Section 10(b) and Rule 10b5-1.

Information Provided by Directors and Section 16 Executive Officers. Each quarter, the Company will be required to publicly disclose when directors or Section 16 executive officers adopt or terminate Rule 10b5-1 Plans or certain other trading arrangements and provide a description of the material terms of each plan or arrangement, including the name of the director or Section 16 executive officer, the date of adoption or termination, the duration and the aggregate number of securities to be purchased or sold. Therefore, directors and Section 16 executive officers must provide the Company’s General Counsel with a final executed copy of, and any amendments to, (i) any Rule 10b5-1 Plan and (ii) any other adopted written arrangement for trading the Company’s securities, in each case within two business days of the adoption or amendment thereof. In addition, directors and Section 16 executive officers must notify the Company’s General Counsel of any termination of any Rule 10b5-1 Plan or such other written securities trading arrangement promptly upon termination.

DEFINITION OF MATERIAL NONPUBLIC INFORMATION

Note that inside information has two important elements--materiality and public availability.

Material Information. Information is material if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy, hold or sell a security. Any information that could reasonably be expected to affect the price of the security is material. Common examples of material information are:

•projections of future earnings or losses or other earnings guidance;
•earnings that are inconsistent with the consensus expectations of the investment community;
•a pending or proposed merger, acquisition or tender offer or an acquisition or disposition of significant assets;
•a change in management, the Board of Directors or other major changes in personnel;
•major events regarding the Company’s securities, including the declaration of a stock split or the offering of additional securities;

•severe financial liquidity problems;
•actual or threatened major litigation, or the resolution of such litigation;
•new major contracts, order, suppliers, customer or finance sources, or the loss thereof; and
•significant cybersecurity breaches.

Both positive and negative information can be material. Because trading that receives scrutiny will be evaluated after the fact with the benefit of hindsight, questions concerning the materiality of particular information should be resolved in favor of materiality, and trading should be avoided.

Nonpublic Information. Nonpublic information is information that is not generally known or available to the public. Information is considered to be available to the public only when it has been released broadly to the marketplace (for example, by means of a filing with the SEC, such as a Form 8-K or periodic reports filed pursuant to the Exchange Act, a press release or a publicly accessible conference call) and the investing public has had time to absorb the information fully. For purposes of this policy, information is considered public at the opening of trading following expiration of a full trading day after the information is released. For example, if the Company announces financial earnings before trading begins on a Tuesday, the first time you can buy or sell Company securities is the opening of the market on Wednesday (assuming you are not aware of other material nonpublic information at that time). However, if the Company announces earnings during or after trading begins on that Tuesday, the first time you can buy or sell Company securities is the opening of the market on Thursday.

ADDITIONAL GUIDANCE

The Company considers it improper and inappropriate for those employed by or associated with the Company to engage in short term or speculative transactions in the Company’s securities or in other transactions in the Company’s securities that may lead to inadvertent violations of the insider trading laws. Accordingly, your trading in Company securities is subject to the following additional guidance.

Short Sales. You may not engage in short sales of the Company’s securities (sales of securities that are not then owned), including a “sales against the box” (a sale with delayed delivery).

Publicly Traded Options. You may not engage in transactions in publicly traded options with respect to the Company’s securities, such as puts, calls and other derivative securities, on an exchange or in any other organized market.

Standing and Limit Orders. The Company discourages placing standing or limit orders on Company securities other than pursuant to Rule 10b5-1 Plans. If a person subject to this policy determines that they must use a standing order or limit order (other than pursuant to an approved Rule 10b5-1 Plan), that person must contact the Company’s General Counsel for clearance to place the order. A standing order placed with a broker to sell or purchase stock at a specified price leaves you without control over the timing of the transaction. A standing order transaction executed by the broker when you are aware of material nonpublic information may result in unlawful insider trading.

Hedging Transactions. The Company’s directors and Section 16 executive officers are prohibited from participating in hedging transactions involving the Company’s securities. Please refer to the Company’s Corporate Governance Guidelines for additional information regarding hedging transactions.

Margin accounts and pledges. The Company’s directors and Section 16 executive officers are prohibited from holding the Company’s securities in a margin account or pledging the Company’s securities as collateral for a loan.

POST TERMINATION TRANSACTIONS

This policy continues to apply to your transactions in Company securities even after you have terminated employment or other services to the Company as follows: if you are aware of material nonpublic information when your employment or service relationship terminates, you may not trade in Company securities until that information has become public or is no longer material.

UNAUTHORIZED DISCLOSURE

Maintaining the confidentiality of Company information is essential for competitive, security and other business reasons, as well as to comply with securities laws. You should treat all information you learn about the Company or its business plans in connection with your employment as confidential and proprietary to the Company. Inadvertent disclosure of confidential or inside information may expose the Company and you to significant risk of investigation and litigation.

The timing and nature of the Company’s disclosure of material information to outsiders is subject to legal rules, the breach of which could result in substantial liability to you, the Company and its management. Accordingly, it is important that responses to inquiries about the Company by the press, investment analysts or others in the in the financial community be made on the Company’s behalf only through authorized individuals.

PERSONAL RESPONSIBILITY

You should remember that the ultimate responsibility for adhering to this policy and avoiding improper trading rests with you. If you violate this policy, the Company may take disciplinary action, including dismissal for cause.

COMPANY ASSISTANCE

Your compliance with this policy is of the utmost importance both for you and for the Company. If you have any questions about this policy or its application to any proposed transaction, you may obtain additional guidance from the Company’s General Counsel at [***]. Do not try to resolve uncertainties on your own, as the rules relating to insider trading are often complex, not always intuitive and violations carry severe consequences.

ADDENDUM TO AMENDED AND RESTATED
INSIDER TRADING POLICY

The Company has established additional procedures in order to assist the Company in the administration of its Insider Trading Policy, to facilitate compliance with laws prohibiting insider trading while in possession of material nonpublic information, and to avoid the appearance of any impropriety. These additional procedures are applicable only to directors, Section 16 executive officers, and other persons designated by the Company from time to time, because they are in a position to routinely become aware of material nonpublic information. The Company will notify those individuals who are subject to this Addendum.

Each person who is subject to this Addendum is responsible for making sure that he or she complies with this Addendum, and that any family member, household member or entity whose transactions are subject to the Insider Trading Policy, as discussed therein, also complies with this Addendum. In all cases, the responsibility for determining whether an individual is in possession of material nonpublic information rests with that individual, and any action on the part of the Company, the General Counsel or any other person does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws.

1.Pre-Clearance Procedures. Directors, Section 16 executive officers and other persons who are designated by the Company as being subject to this Addendum may not engage in any transaction in Company securities at any time, even if not subject to a Blackout Period (as defined below), without first obtaining pre-clearance of the transaction from the General Counsel. A request for pre-clearance should be submitted to the General Counsel at least one trading day in advance of the proposed transaction. The General Counsel is under no obligation to approve a transaction submitted for pre-clearance, and may determine not to permit the transaction. If a person seeks pre-clearance and permission to engage in the transaction is denied, then he or she should refrain from initiating any transaction in Company securities, and should not inform any other person of the restriction. If the General Counsel is subject to this addendum, the General Counsel shall obtain pre-clearance of any transaction from the Company’s Chief Executive Officer or Chief Financial Officer.
When a request for pre-clearance is made, the requestor should carefully consider whether he or she may be aware of any material nonpublic information about the Company, and should describe fully those circumstances to the General Counsel. If the requestor is subject to Section 16 of the Securities Exchange Act of 1934, he or she should also indicate whether he or she has effected any “opposite-way” transactions within the past six months, and should be prepared to report the proposed transaction on an appropriate Form 4 or Form 5, if applicable. The requestor should also be prepared to comply with SEC Rule 144 and file a Form 144, if necessary, at the time of any sale. After receiving clearance to engage in a trade from the General Counsel, the requestor must complete the proposed trade within two trading days or make a new trading request.

2.Quarterly Trading Restrictions. Directors, Section 16 executive officers and other persons subject to this Addendum may not engage in any transaction in Company securities, during a “Blackout Period” beginning 10 days prior to the end of each fiscal quarter and ending after the completion of a full trading day following public release of the Company’s earnings results for that quarter. In other words, these persons may only conduct transactions in Company securities during the “Window Period” beginning the day after a full trading day following the public release of the Company’s quarterly earnings and ending 10 days prior to the close of the next fiscal quarter. For example, if the Company announces financial earnings before trading begins on a Tuesday, the first time you can buy or sell Company securities is the opening of the market on Wednesday (assuming you are not aware of other material nonpublic information at that time). However, if the Company announces earnings during or after trading begins on that Tuesday, the first time you can buy or sell Company securities is the opening of the market on Thursday.
3.Event-Specific Trading Restrictions. From time to time, an event may occur that is material to the Company and is known by only a few directors, officers, senior mangers and/or employees. So long as the event remains material and nonpublic, such persons as designated by the General Counsel may not trade Company securities, regardless of whether the period would otherwise be a trading window. The existence of an event-specific trading restriction period or extension of a Blackout Period will not be announced to the Company as a whole, and should not be communicated to any other person. Even if the General Counsel has not designated you as a person who should not trade due to an event-specific restriction, you should not trade while aware of material nonpublic information. Exceptions will not be granted during an event-specific trading restriction.
4.Exceptions. The quarterly trading restrictions and event-specific trading restrictions described above do not apply to those transactions to which the policy does not apply, as described above under the heading, “Transactions Not Covered” and “Transactions Under Company Benefit Plans” in the Insider Trading Policy. Further, the requirement for pre-clearance, the quarterly trading restrictions and event-specific trading restrictions do not apply to transactions conducted pursuant to approved Rule 10b5-1 Plans, described above under the heading “Exceptions for Trades Made Pursuant to Certain Trading Plans.”

December 18, 2024
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